Filed Pursuant to Rule 433

Registration Nos. 333-236217 and 333-236221

February 18, 2020

BROOKFIELD FINANCE LLC

US$600,000,000 3.450% NOTES DUE 2050

PRICING TERM SHEET

February 18, 2020

Issuer:	Brookfield Finance LLC

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	3.450% Senior Unsecured Notes due 2050

Expected Ratings*:	Baa1 (stable) (Moody’s Investors Service, Inc.) A- (stable) (S&P Global Ratings) A- (stable) (Fitch Ratings, Inc.) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:	US$600,000,000

Trade Date:	February 18, 2020

Expected Settlement Date**:	February 21, 2020 (T+3)

Maturity Date:	April 15, 2050

Coupon:	3.450%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2020

Price to Public:	99.058%

Benchmark Treasury:	UST 2.375% due November 15, 2049

Benchmark Treasury Price & Yield:	108-11+; 2.001%

Spread to Benchmark Treasury:	+ 150 basis points

Yield:	3.501%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to October 15, 2049 (six months prior to maturity), treasury rate plus 25 basis points

Par Call:	At any time on or after October 15, 2049 (six months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:

The net proceeds from the sale of the notes will be used to redeem all of the outstanding Cdn$350 million aggregate principal amount of 5.30% notes due March 1, 2021 issued by Brookfield Asset Management Inc. and the remainder for general corporate purposes

CUSIP/ISIN:	11271R AB5 / US11271RAB50

Joint Book-Running Managers:	Deutsche Bank Securities Inc. BofA Securities, Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

Banco Bradesco BBI S.A.
BNP Paribas Securities Corp.
Itau BBA USA Securities, Inc.
Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
Natixis Securities Americas LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (toll free) at 1-800-503-4611 or by emailing prospectus.CPDG@db.com or by calling BofA Securities, Inc. (toll free) at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.